UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

eTelecare Global Solutions, Inc.
(Name of Subject Company (Issuer))

Ayala Corporation Azalea International Venture Partners Limited LiveIt Investments Limited NewBridge International Investments Ltd.	PEP VI International Ltd. Providence Equity GP VI International L.P. Providence Equity Partners VI International L.P.
EGS Acquisition Co LLC
(Names of Filing Person(s)- (Offeror))

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

29759R102
(CUSIP Number of Class of Securities)

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

COPY TO:

Akiko Mikumo
Peter Feist
Weil, Gotshal & Manges LLP
29/F, Gloucester Tower, The Landmark
15 Queen's Road, Central
Hong Kong
Telephone: 852 3476 9000
Fax: 852 3015 9354

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

        ☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

        ☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        On November 7, 2008, pursuant to Philippine Securities Regulation Code (SRC Rule 19), EGS Acquisition Co LLC published the following notice to shareholders in the Philippine Star and Philippine Daily Inquirer included below.

        TO THE SHAREHOLDERS OF eTelecare Global Solutions, Inc.

November 7, 2008

        Pursuant to Paragraph 5 of the mandatory tender offer rules under the Securities Regulation Code (SRC Rule 19), this is to advise you that EGS Acquisition Co LLC will implement a tender offer for the total issued and outstanding common shares (including American Depositary Shares) of eTelecare Global Solutions, Inc. ("eTelecare"). The terms of the tender offer shall be announced on the date of the commencement of the tender offer.

        This statement of intent does not constitute an offer to purchase nor a solicitation of an offer to sell common shares or American Depositary Shares of eTelecare. The tender offer will be made solely by the formal offer documents and the related application to sell for common shares (and similar documents for American Depositary Shares). Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available), including the tender offer statement on SEC Form 19-1 and other documents to be filed with the SEC in connection with the tender offer.

Very truly yours,

EGS Acquisition Co LLC

*****

Cautionary Note Regarding Forward-Looking Statements

        This notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "expects," "believes," "intends, "will," "estimates" and similar expressions identify such forward-looking statements. These are statements that relate to future events and include, but are not limited to, statements related to expanding our service delivery capabilities. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition agreement; and (2) the inability to complete the offer due to the failure to satisfy conditions required to complete the offer. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the company's ability to control or predict.

Additional Information

        The tender offer described in this announcement has not yet commenced. This announcement and the description contained herein is for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell common shares or American Depositary Shares of eTelecare. At the time the tender offer is commenced EGS Acquisition Co LLC intends to file with the United States Securities and Exchange Commission (the "US SEC") a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, in addition to similar documentation intended to be filed with the Philippine Securities and Exchange Commission (the "PSEC"), and eTelecare intends to file with the US SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, and similar documentation intended to be filed with the PSEC. EGS Acquisition Co LLC and eTelecare intend to mail these documents to the shareholders of eTelecare. These documents will contain important information about the tender offer and shareholders of eTelecare are urged to read them carefully when they become available. Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available) and other documents filed by the offeror or eTelecare with the US SEC at the website maintained by the US SEC at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free (when they are available) by directing such requests to the information agent for the tender offer.